UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023.

Commission File Number 001-40626

VTEX
 (Exact name of registrant as specified in its charter)

N/A
 (Translation of registrant’s name into English)

125 Kingsway, WC2B 6NH
 London, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VTEX Announces Appointment of Director Silvia Mazzucchelli

NEW YORK- July 12, 2023 - VTEX (NYSE: VTEX), the leading global enterprise digital commerce platform, is pleased to announce the appointment of Silvia Mazzucchelli to its board of directors, effective July 17, 2023. Mazzucchelli will bring her outstanding experience in the consumer and retail sectors to help drive VTEX’s growth and strategic initiatives, especially our international expansion. Mazzucchelli will also serve on VTEX's Audit Committee.

Silvia Mazzucchelli is a senior advisor, specialized in retail and consumer brands, to The Boston Consulting Group and serves on various corporate boards, including as Chair of the Board of Coyuchi Inc., a VC-backed sustainable home goods brand, and director of Carbon38, a Footlocker-backed activewear brand. She also previously served as Chair of the Board of Sequential Brands Group (Nasdaq: SQBG), director of the PAS Group Ltd. (ASX: PGR), and two KKR portfolio companies. She has experience serving on various committees, navigating M&A transactions, and is well-versed in financial matters under the NYSE and Nasdaq rules.

Mazzucchelli’s contributions in strategy, go-to-market expansions, consumer and retail, and digital transformations leverage a 25-year career as CEO, CMO, and GM for public companies and PE portfolio companies, alongside her tenure at the Boston Consulting Group. Her leadership experience includes executing brand-building and market expansion strategies, leading brand revitalizations and business model transformations, and delivering value during turnarounds and strategic M&A.

Most recently, Silvia Mazzucchelli served as CEO for The Collected Group, a KKR company, and CEO for ModCloth, a Walmart e-commerce portfolio company, from 2019 to 2020. Prior to that, Mazzucchelli held a variety of senior executive roles for notable brands and retailers like American Apparel, Gildan Activewear (NYSE: GIL), Toms Shoes, and Guess? Inc (NYSE: GES), and began her career at The Boston Consulting Group, where she worked for 12 years as a senior member of the Consumer and Retail practice assisting Fortune 500 clients across North America and Europe.

Silvia Mazzucchelli graduated with an MBA from the Anderson School of Management at UCLA, holds a BSBA degree from Bocconi University in Italy, and an International Business Diploma from the Stockholm School of Economics.

Commenting on the appointment, Mariano Gomide de Faria, founder and co-CEO of VTEX, expressed enthusiasm about Silvia joining the board: "Silvia shares our vision of becoming the backbone for connected commerce. Her extensive experience in the consumer and retail sectors and her successful track record in brand and business transformations during times of growth, digital transformations, and restructurings will add lots of value to VTEX. We are looking forward to continuing unlocking VTEX's potential across the globe with Silvia onboard."

Silvia Mazzucchelli also shared her excitement, stating, "I am honored to be part of VTEX’s Board and excited about the opportunity to drive the evolution of commerce alongside such innovative and visionary leaders as Mariano, Geraldo, and the VTEX team. I see tremendous opportunities to fuel and enable fast-paced digital transformations and deliver innovative commerce solutions to enterprises and consumers. VTEX is best positioned to lead this fast-paced, ever-evolving sector. The unprecedented fast go-to-market of the VTEX platform combined with the flexibility of VTEX IO allows enterprises to modernize their stack to accelerate new channels adoption.”

About VTEX

VTEX (NYSE: VTEX) is the enterprise digital commerce platform where forward-thinking CEOs and CIOs smarten up their investments. Our composable and complete platform helps brands and retailers modernize their stack and reduce maintenance costs by rapidly migrating from legacy systems, connecting their entire value chain, and making inventory and fulfillment their strength.

As a leader in digital commerce, VTEX is trusted by more than 2,600 B2C and B2B customers, including Carrefour, Colgate, Motorola, Sony, Stanley Black & Decker, and Whirlpool, having over 3,400 active online stores across 38 countries (as of FY ended on December 31, 2022). For more information, visit www.vtex.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 12, 2023

VTEX

By: /s/ Ricardo Camatta Sodre
Name: Ricardo Camatta Sodre
Title: Chief Financial Officer